Exhibit 99.1

Intellipharmaceutics International Inc.
Annual & Special Meeting of Shareholders

Appointment of Proxyholder

I/We, being holder(s) of common shares of Intellipharmaceutics International Inc. (the “Company”), hereby appoint: Dr. Isa Odidi, Chairman of the Board and Chief Executive Officer of the Company, or, failing him, Dr. Amina Odidi, President and Chief Operating Officer of the Company, OR

Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxyholder of the undersigned with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned on all the following matters and any other matter that may properly come before the Annual Meeting of Shareholders of the Company to be held at 10:30 a.m. (Toronto time) on May 29, 2019 at the offices of Gowling WLG (Canada) LLP, 1 First Canadian Place, Suite 1600, 100 King Street West, Toronto, Ontario (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present. Specifically, all common shares registered in the name of the undersigned are to be voted as indicated below and may be voted at the discretion of such proxyholder with respect to amendments or variations to the matters identified in the accompanying notice of meeting or other matters that may properly come before the Meeting.
..CARY, NC 27512-9903
Management recommends voting FOR resolutions 1 & 2. Please use a dark black pencil or pen.

1.	Election of Directors		FOR	WITHHOLD	Election of Directors		FOR	WITHHOLD
	1.	Dr. Isa Odidi	[ ]	[ ]	4.	Kenneth Keirstead	[ ]	[ ]
	2.	Dr. Amina Odidi	[ ]	[ ]	5.	Norman Betts	[ ]	[ ]
	3.	Bahadur Madhani	[ ]	[ ]	6.	Shawn Graham	[ ]	[ ]

2.	Appointment of Auditors	FOR	WITHHOLD
Reappointment of MNP LLP, Chartered Professional Accountants as Auditors and to authorize the Directors to fix the auditors’ remuneration		[ ]	[ ]

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.
If no voting instructions are indicated above, this Proxy will be voted FOR a matter by the persons named above or, if I/We appoint another proxy holder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting,
I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by cut-off date.

Proxy Form – Annual and Special Meeting of Shareholders of Intellipharmaceutics International Inc. to be held on May 29, 2019

Notes to Proxy

1. This proxy must be signed by a holder or his, her or its attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2. If the common shares are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the common shares are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3. Some holders may own common shares as both a registered and a beneficial holder, in which case you may receive more than one proxy circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of common shares they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

4. If the common shares are held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of common shares indicated on the proxy.

All holders should refer to the proxy circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of management of the Company.

How to Vote

MAIL, FAX or EMAIL

Complete and return your signed proxy in the envelope provided or send to:

President of Intellipharmaceutics International Inc.
c/o AST Trust Company (Canada)
P.O. Box 721
Agincourt, ON M1S 0A1
Attn: Proxy Dept.

You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111 or scan and email to proxyvote@astfinancial.com.

An undated proxy is deemed to be dated on the day it was received by AST.

All proxies must be received by 10:30 AM (Toronto time) on Monday, May 27, 2019.